SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 5, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires – October 5, 2023 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria  (NASDAQ: CRESY, BYMA:CRES), reports that the Shareholders’ Meeting held today approved by majority of votes a cash dividend distribution according to their holdings payable (i) in cash for ARS 22,000,000,000, (ii) in kind, that is in shares issued by IRSA Inversiones y Representaciones S.A. (“IRSA”), owned by the Company and for the amount of 22,090,627 shares with nominal value ARS 10, amount updated due to the liquidation derived from the distribution of shares and change in the nominal value, through the application of a conversion ratio that, for each share with nominal value ARS 1 corresponded 0.90780451408 shares with nominal value ARS 10, at the closing price of October 4, 2023 which was ARS 644.75 for each IRSA share.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 5, 2023